UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Signs 11-Year Agreement for Processing of Solar-Grade Silicon for Q-Cells AG, Coupled with MOU for up to 5 GW in Additional Wafer Supplies
SIGNATURES
EX-99.3 PRESS RELEASE

LDK Solar Signs 11-Year Agreement for Processing of Solar-Grade Silicon for Q-Cells AG,
Coupled with MOU for up to 5 GW in Additional Wafer Supplies
We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have signed an 11-year processing service agreement to process upgraded metallurgical grade (UMG) solar-grade silicon provided by Germany-based Q-Cells AG into wafers. Under the terms of the agreement, we will process a minimum of 20,000 metric tons of UMG solar-grade silicon in the years 2008-2018, with an option to process an additional 21,000 metric tons during the same period. The processing service agreement is linked to a memorandum of understanding between the parties for us to supply Q-Cells with up to five gigawatts of multicrystalline solar wafers via a “take or pay” contract for a 10-year period between 2009-2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer
Date: September 12, 2008

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